SEC FILE NUMBER 001-40605

CUSIP NUMBER 586001109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 29, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

SOHO HOUSE & CO INC.

Full Name of Registrant

Former Name if Applicable

180 Strand

Address of Principal Executive Office (Street and Number)

London, United Kingdom WC2R 1EA

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Soho House & Co Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 29, 2024 (“2024 Form 10-K”) within the prescribed time period.

To support the Company’s long-term success, management is replacing legacy systems with a new state-of-the-art finance Enterprise Resource Planning ("ERP") system. In preparation for the systems upgrade, the Company has undertaken a number of initiatives including working with external consultants to support the review and assist in strengthening its internal controls and processes including reconciliations. As a result of this work, the Third Quarter 2024 10-Q was delayed, having a knock-on effect on the Company’s closing processes for the fiscal year ended December 29, 2024.

The Company expects to timely file its 2024 Form 10-K within the fifteen day extension period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas Allen, Chief Financial Officer	+44 (0) 207	851 2300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOHO HOUSE & CO INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2025	By:	/s/ Thomas Allen
Thomas Allen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).